Exhibit 99.1

Key Highlights

NOVONIX Anode Materials (NAM)

•
In 2025, the Company provided over 100 samples of synthetic graphite material to 15 customers and potential customers for their battery, energy storage, and industrial applications
•
Announced that mass production of industrial-grade anode materials is expected to commence in 2026 (post-quarter announcement)
•
Update on timing for commencement of mass production for lead battery material customer, Panasonic Energy (“Panasonic”); now expected to be the second half of 2027 (post-quarter announcement)
•
Update on U.S. Trade Case affecting anode active materials
•
Termination of Offtake Agreement: Stellantis NV

NOVONIX Battery Technology Solutions (BTS)

•
New Product Launched: UHPC Calibration Module
•
In 2025, the Company continued to advance licensing discussions for its patented all-dry, precursor free cathode technology providing over 10 samples of cathode material to 7 potential customers
•
Foundational patent granted in China related to all-dry, precursor free cathode synthesis technology

NOVONIX Corporate Updates

•
Chief Executive Officer, Mike O’Kronley, appointed as Managing Director of the Company
•
Hosted 2nd Annual Investor, Analyst, and Media Day in Chattanooga, Tennessee
•
Completed US$100 million Convertible Debenture Transaction with Yorkville Advisors
•
Appointed Dwayne Johnson as Chief Operating Officer

1029 West 19th Street, Chattanooga, Tennessee, USA, 37408 | novonixgroup.com	1

NOVONIX Anode Materials (NAM)

In 2025, NOVONIX provided over 100 samples of synthetic graphite to 15 customers and prospects for battery, energy storage, and industrial applications.

In September, the Company produced and delivered its first mass-production, industrial-grade synthetic graphite sample to one of North America’s largest value-add carbon processors with additional samples delivered to potential industrial customers this quarter. This milestone demonstrates that NOVONIX’s proprietary continuous graphitization furnace technology can produce industrial-grade products at scale and marks another step toward bringing battery-grade materials to market. Supplying synthetic graphite beyond the battery sector diversifies the Company’s product portfolio and positions its anode materials mass production facility in Chattanooga, Tennessee (“Riverside”) for increased production volumes in 2026. This month, the Company announced that it expects to begin mass production of industrial-grade graphite in 2026 as product qualification is shorter, providing a faster path to market compared with battery-grade material.

On 16 January 2026, the Company announced an update to the expected commencement of mass production for its lead battery material customer, Panasonic. With all mass production equipment for Panasonic installed and commissioned, NOVONIX continues to progress through the final stages of battery-grade material qualification. Four graphitization furnaces are now fully installed, and furnace calibration and raw material testing are ongoing as part of the transition to large-scale production. Mass production of battery-grade anode material for Panasonic is expected to begin in the second half of 2027.

This quarter, the Company maintained close collaboration with all customers and prospects, who are at varying stages of product qualification. Beyond existing offtake agreements with Panasonic and PowerCo, supply volumes for

Figure 1 Mass Production Furnace at Riverside Facility in Chattanooga, Tennessee.

1029 West 19th Street, Chattanooga, Tennessee, USA, 37408 | novonixgroup.com	2

other customers will be defined once final product qualification is completed and definitive agreements are executed.

As NOVONIX moves towards initial mass production at Riverside, it is strengthening its position as a leading domestic supplier of compliant, high-performance anode active materials. Amid global supply chain pressures and evolving trade policies affecting critical minerals, these efforts reinforce NOVONIX’s role in building a resilient North American battery materials supply chain and supporting the region’s long-term energy security.

Update on U.S. Trade Case Affecting Anode Active Materials
NOVONIX continues to monitor developments in the U.S. antidumping (“AD”) and countervailing duty (“CVD”) investigations on anode active materials (“AAM”), which includes certain synthetic and natural graphite imports from China.

In 2025, the U.S. Department of Commerce (“Commerce”) announced its preliminary determination to impose AD tariffs ranging from 93.5% to 102.7% and CVDs of at least 11.5% on AAM imports from China. The AD investigation assesses whether graphite is being sold in the U.S. at less than fair market value (i.e., “dumped”), while the CVD investigation evaluates whether the Chinese government is subsidizing the production and supply of graphite AAM to the United States. Final determinations for the AD and CVD investigations are expected in early 2026.

The Office of the U.S. Trade Representative also has imposed a 25% tariff under Section 301 of the Trade Act of 1974 on AAM imports from China. Additionally, President Trump imposed tariffs of 20% on such materials by executive order under the International Emergency Economic Powers Act (IEEPA). The legal validity of the IEEPA tariffs is being considered by the U.S. Supreme Court. The decision on that case is currently expected in early 2026.

These developments underscore the strategic importance of building a U.S. supply chain for critical minerals, including synthetic graphite. They reinforce NOVONIX’s business strategy and support our customers’ efforts to source critical battery materials from the United States. With the most advanced synthetic graphite production facility in North America, NOVONIX is positioned to significantly increase U.S. production of synthetic graphite, a critical mineral, while strengthening U.S. manufacturing and creating high-quality jobs.

Termination of Offtake Agreement: Stellantis NV
In November, NOVONIX announced that FCA US LLC, a subsidiary of Stellantis NV, had terminated its offtake agreement with the Company. NOVONIX and Stellantis were unable to

1029 West 19th Street, Chattanooga, Tennessee, USA, 37408 | novonixgroup.com	3

agree upon the unique battery cell product specifications and milestones for mass production qualification.

In November 2024, NOVONIX signed an offtake agreement with FCA US LLC for a minimum of 86,250 tonnes, up to a target volume of 115,000 tonnes, over a six-year term, the price of which was to be determined by an agreed upon market-based price formula, and the final product specifications of which would be confirmed at a future date. The start of commercial supply was targeted for January 1, 2026.

While NOVONIX is disappointed with this decision, it remains focused on its deliveries for Panasonic and PowerCo and the continued provision of samples to current and potential customers for battery and industrial applications.

NOVONIX Battery Technology Solutions (BTS)
In 2025, revenue from the Company’s Ultra-High Precision Coulometry (“UHPC”) hardware business saw double digit year-over-year growth, driven by improved sales and marketing efforts, as well as ongoing R&D investments by companies across North America, Europe, and Asia.

Members of the UHPC and R&D Services teams attended The Battery Show in Detroit, Michigan in October, as well as the Advanced Automotive Battery Conference in Las Vegas, Nevada in December, to meet with existing and prospective customers.

New Product Launch: UHPC Calibration Module
This quarter, the BTS team completed development of its latest hardware product, the UHPC Calibration Module.

The UHPC Calibration Module is an all-in-one system that is capable of measuring, validating, and adjusting/calibrating the five main analog signals across all UHPC systems. Using advanced

1029 West 19th Street, Chattanooga, Tennessee, USA, 37408 | novonixgroup.com	4

metrology techniques and testing equipment, the device is accurately characterized to parts-per-million levels, giving users the highest level of confidence in their cell testing systems. The calibrator allows customers to perform routine calibration in-house, leading to significantly less equipment downtime and decreased reliance on external calibration services and shipping costs.

Cathode Materials
In 2025, NOVONIX Cathode Materials continued to advance its all-dry, precursor-free cathode technology, sending 10 first- and second-round samples to seven Original Equipment Manufacturers (OEMs) and Tier-1 battery manufacturers around the globe. This proprietary process eliminates the use of water and harmful solvents, increases production efficiency, and reduces energy consumption and greenhouse gas emissions compared to conventional wet processes. With foundational patents secured, the Company remains focused on scaling the process and progressing commercial licensing discussions.

The benefits of the NOVONIX process, as compared to a conventional process, include:

•
~27% reduction in power consumption
•
Zero waste byproduct generation
•
~50% lower processing costs (excluding feedstock)
•
~30% lower capital costs

These results demonstrate the potential of NOVONIX’s cathode process to reshape the economic and environmental footprints of cathode production at commercial scale.

Patent for Cathode Synthesis Technology Granted in China
This quarter, the Company was granted a foundational patent in China for its cathode synthesis technology (CN114341061B). This milestone affirms NOVONIX’s commitment to advancing the future of energy storage through the development of high-performance, sustainable, and cost-efficient materials.

NOVONIX was previously granted foundational patents in the United States (US12378132 and US12434978), Europe (EP4021854 and EP4021855), and Japan (JP7504195) for its all-dry, pre-curser free cathode synthesis process. This patented technology is the first of its kind, eliminating the need for “pCAM” (precursor cathode active material) by directly converting raw metal feeds into finished NMC cathode active materials.

1029 West 19th Street, Chattanooga, Tennessee, USA, 37408 | novonixgroup.com	5

NOVONIX Corporate Updates

Appointment of Mike O’Kronley to the Board of Directors
In December, the Company announced that its Chief Executive Officer, Mike O’Kronley, had been appointed as Managing Director of the Company, effective 15 December 2025.

O’Kronley has served as Chief Executive Officer since 19 May 2025. The NOVONIX Board of Directors believes this appointment will further strengthen Board oversight and alignment between the Company’s strategic execution and governance framework.

The material terms of O’Kronley’s employment as Chief Executive Officer of NOVONIX remain unchanged.

Investor, Analyst, and Media Day 2025
In November, the Company hosted its second annual investor, analyst, and media day in Chattanooga, Tennessee. The event consisted of tours of both the Lookout Valley (Anode Materials Pilot Plant) and Riverside (Anode Materials Mass Production Facility) facilities as well as a presentation by Mike O’Konley, CEO of NOVONIX. A recording of the presentation can be found on the Company’s website at novonixgroup.com.

The event was attended by investors and analysts from three countries, as well as local and international media.

Completed US$100 million Convertible Debenture Transaction with Yorkville Advisors
NOVONIX completed its US$100 million convertible debenture transaction with Yorkville Advisors Global, LP (“Yorkville”), with a series of multi-tranche drawdowns executed in 2025.

In July, NOVONIX and Yorkville executed a binding multi-tranche funding agreement under which Yorkville committed up to US$100 million (of which US$40 million required mutual consent) in exchange for the issuance of unsecured convertible debentures.

•
First Tranche: In July, NOVONIX completed the first drawdown of US$24.5 million (US$23.3 million cash received, net of a 5% discount).
•
Second Tranche: In September and October, draws of US$23.5 million (US$20.3 million cash received, net of 5% discount) and US$12.0 million (US$11.4 million cash received, net of 5% discount), respectively, were completed.

1029 West 19th Street, Chattanooga, Tennessee, USA, 37408 | novonixgroup.com	6

•
Additional Tranche: In October, the parties mutually agreed to draw the remaining US$40 million tranche (US$38.0 million cash received, net of 5% discount), approved by shareholders at the Extraordinary General Meeting held on 8 September 2025.
•
With the completion of all tranches, the entire US$100 million funding commitment under the debenture transaction has now been fulfilled.

This funding provides NOVONIX with additional financial flexibility to support the scale-up of its synthetic graphite and battery materials production and further strengthens the Company’s balance sheet.

Further details of the material terms of the Funding Agreement are contained in the Company’s announcement dated 24 July 2025 titled NOVONIX Announces Entry into Funding Agreement with Yorkville Advisors Global, LP.

Appointed Dwayne Johnson as Chief Operating Officer
In October, the Company appointed Dwayne Johnson as Chief Operating Officer. Johnson brings over 30 years of experience in manufacturing and capital project leadership, with a proven record of driving strategic growth, operational excellence, and continuous improvement across multiple industries.

Prior to joining NOVONIX, Johnson served as Vice President of Strategy, Capital Projects, and Operations at Eco Material Technologies, the largest supplier of manufactured products to the cementitious building products industry. In this role, he led the execution of a five-year strategic growth plan that expanded operations to 10 greenfield manufacturing facilities, oversaw more than $500 million in capital investments, and doubled the company profitability.

Johnson holds both B.S. and M.S. degrees in Chemical Engineering from Case Western Reserve University, where he graduated Magna Cum Laude, as well as an MBA. His extensive background in facility construction, process scale-up, and operational strategy will further advance NOVONIX’s mission to build a sustainable and scalable domestic supply chain for battery materials.

1029 West 19th Street, Chattanooga, Tennessee, USA, 37408 | novonixgroup.com	7

Financial Overview

Cash Balance

The Company’s cash balance as of 31 December 2025 was US$81.3 million.

Payments to Related Parties
A total of US$170,000 was paid to Directors and their associates for salary and wages, director fees, and superannuation during the quarter ended 31 December 2025.

Capital Expenditures
The Company invested US$13.4 million in property, plant, and equipment during the quarter ended 31 December 2025, primarily for production assets at its Riverside facility in Chattanooga, Tennessee. In March, the Company submitted a US$15.2 million claim for reimbursement from the DOE’s Office of Manufacturing and Energy Supply Chains (“MESC”), payment for which was received this quarter. The Company is engaged with MESC in connection with its review of the grant and continues to comply with all requests from MESC.

This announcement has been authorized for release by NOVONIX Chairman,
Mr. Ron Edmonds.

About NOVONIX

NOVONIX strives to reduce supply chain risk, support U.S. energy independence, and establish a resilient battery materials supply chain. The company is building a North American platform for critical battery materials—anchored by its Chattanooga, Tennessee headquarters and anode materials operations, expanding through its patented all-dry, precursor-free cathode synthesis technology, and supported by industry-leading battery cell testing and R&D services.

Together, these capabilities position NOVONIX as an integrated supplier of advanced battery materials and technologies powering the energy storage and electrification economy.

To learn more, visit www.novonixgroup.com or follow us on LinkedIn and X.

For NOVONIX Limited
Investors: ir@novonixgroup.com
Media: media@novonixgroup.com

1029 West 19th Street, Chattanooga, Tennessee, USA, 37408 | novonixgroup.com	8

Cautionary Note Regarding Forward-Looking Statements
This report contains forward-looking statements about the Company and the industry in which it operates. Forward-looking statements can generally be identified by use of words such as “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” or “would,” or other similar expressions. Examples of forward-looking statements in this report include, among others, statements made regarding anticipated qualification, production and shipping timelines, progress and timing of scaling and commencement of commercial production at the Riverside facility, anticipated production capacity at its facilities, customer demand, job creation, potential offtake, supply, and other agreements, the impacts of economic uncertainty, tariffs, and other legislation on the timely achievement of targets and customer milestones, ability to obtain or maintain and benefit from additional government funding and other support, expectations of the timing and benefit of the determinations of the antidumping and countervailing duty investigations and tariffs imposed on China, improving and growing battery testing equipment, the creation and development of new technology and the benefits thereof for both the Company and its customers, and research and development services business, continued investment in and efforts to commercialize the cathode synthesis technology, statements from the board regarding the impact of certain appointments, and efforts to help localize and strengthen the battery supply chain for critical materials and play a leading role in the transition to cleaner energy solutions and long-term energy security.

The Company has based such statements on current expectations and projections about future events and trends that it believes may affect its financial condition, results of operations, business strategy and financial needs. Such forward-looking statements involve and are subject to known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, the timely deployment and scaling of its furnace technology, ability to meet the technical specifications and demand of existing and future customers, the accuracy of estimates regarding market size, expenses, future revenue, capital requirements, its needs and access to additional financing, the availability and impact and compliance with the applicable terms of government funding and other support, the ability to develop and commercialize its cathode process and materials, yields and costs and without substantial delays or operational problems, the ability to obtain patent rights effective to protect its technologies and processes and successfully defend any challenges to such rights and prevent others from commercializing such

1029 West 19th Street, Chattanooga, Tennessee, USA, 37408 | novonixgroup.com	9

technologies and processes, and regulatory developments in the United States, Australia, and other jurisdictions. These and other factors that could affect its business and results are included in its filings with the U.S. Securities and Exchange Commission (“SEC”), including the Company’s most recent annual report on Form 20-F. Copies of these filings may be obtained by visiting the Company’s Investor Relations website at www.novonixgroup.com or the SEC's website at www.sec.gov.

Forward-looking statements are not guarantees of future performance or outcomes, and actual performance and outcomes may differ materially from those made in or suggested by the forward-looking statements contained in this report. Accordingly, recipients of this report should not place undue reliance on forward-looking statements. Any forward-looking statement in this report is based only on information currently available to us and speaks only as of the date on which it is made. The Company undertakes no obligation to update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise, except as required by law.

Industry and Market Data
This Report contains estimates and information concerning the Company’s industry and business, including estimated market share in the markets for its products. Unless otherwise expressly stated, the Company obtained this industry, business, market, and other information from reports, research surveys, studies, and similar data prepared by third parties, industry, general publications, government data, and similar sources. This Report also includes certain information and data that is derived from internal research. While the Company’s believes that its internal research is reliable, such research has not been verified by any third party.

Estimates and information concerning the Company’s industry and business involve a number of assumptions and limitations. Although the Company is responsible for all the disclosure contained in this Report and it believes the third-party market position, market opportunity, and market size data included in this Report are reliable, it has not independently verified the accuracy or completeness of this third-party data. Information that is based on projections, assumptions, and estimates of future performance and the future performance of the industry in which it operates is necessarily subject to a high degree of uncertainty and risk due to a variety of factors, which could cause results to differ materially from those expressed in these publications and report.

1029 West 19th Street, Chattanooga, Tennessee, USA, 37408 | novonixgroup.com	10

Appendix 4C
Quarterly cash flow report for entities subject to Listing Rule 4.7B

Appendix 4C
Quarterly cash flow report for entities
subject to Listing Rule 4.7B

Name of entity
NOVONIX LIMITED
ABN	Quarter ended (“current quarter”)
54 157 690 830	31 December 2025

Consolidated statement of cash flows		Current quarter $USD’000	Year to date (12 months) $USD’000
1.	Cash flows from operating activities	2,523	8,203
1.1	Receipts from customers
1.2	Payments for	(2,925)	(8,502)
	(a) research and development
	(b) product manufacturing and operating costs	(881)	(3,303)
	(c) advertising and marketing	(108)	(305)
	(d) leased assets	-	-
	(e) staff costs	(5,663)	(22,566)
	(f) administration and corporate costs	(2,858)	(16,167)
1.3	Dividends received (see note 3)	-	-
1.4	Interest received	377	1,095
1.5	Interest and other costs of finance paid	(566)	(1,833)
1.6	Income taxes paid	-	-
1.7	Government grants and tax incentives	405	2,205
1.8	Other (provide details if material)	-	-
1.9	Net cash from / (used in) operating activities	(9,696)	(41,173)

ASX Listing Rules Appendix 4C (17/07/20)

+ See chapter 19 of the ASX Listing Rules for defined terms

Appendix 4C
Quarterly cash flow report for entities subject to Listing Rule 4.7B

Consolidated statement of cash flows		Current quarter $USD’000	Year to date (12 months) $USD’000

2.	Cash flows from investing activities	-	-
2.1	Payments to acquire or for:
(a) entities
	(b) businesses	-	-
	(c) property, plant and equipment	(13,410)	(61,199)
	(d) investments	-	-
	(e) intellectual property	-	-
	(f) other non-current assets	(2)	(12)
2.2	Proceeds from disposal of:	-	1,322
(a) entities
	(b) businesses	-	-
	(c) property, plant and equipment	-	-
	(d) investments	-	-
	(e) intellectual property	-	-
	(f) other non-current assets	-	-
2.3	Cash flows from loans to other entities	-	-
2.4	Dividends received (see note 3)	-	-
2.5	Other: – Refunds / (payments for security deposits – Government grants	(631) 14,973	(1,597) 29,034
2.6	Net cash from / (used in) investing activities	930	(32,452)
3.	Cash flows from financing activities	-	25,095
3.1	Proceeds from issues of equity securities (excluding convertible debt securities)
3.2	Proceeds from issue of convertible debt securities	49,400	95,000

ASX Listing Rules Appendix 4C (17/07/20)

+ See chapter 19 of the ASX Listing Rules for defined terms

Appendix 4C
Quarterly cash flow report for entities subject to Listing Rule 4.7B

Consolidated statement of cash flows		Current quarter $USD’000	Year to date (12 months) $USD’000
3.3	Proceeds from exercise of options	-	11
3.4	Transaction costs related to issues of equity securities or convertible debt securities	(4,286)	(7,686)
3.5	Proceeds from borrowings	-	-
3.6	Repayment of borrowings	(402)	(1,283)
3.7	Transaction costs related to loans and borrowings	-	-
3.8	Dividends paid	-	-
3.9	Other (provide details if material)	(145)	(1,239)
3.10	Net cash from / (used in) financing activities	44,567	109,898

4.	Net increase / (decrease) in cash and cash equivalents for the period	44,745	42,557
4.1	Cash and cash equivalents at beginning of period
4.2	Net cash from / (used in) operating activities (item 1.9 above)	(9,696)	(41,173)
4.3	Net cash from / (used in) investing activities (item 2.6 above)	930	(32,452)
4.4	Net cash from / (used in) financing activities (item 3.10 above)	44,567	109,898
4.5	Effect of movement in exchange rates on cash held	751	2,467
4.6	Cash and cash equivalents at end of period	81,297	81,297

ASX Listing Rules Appendix 4C (17/07/20)

+ See chapter 19 of the ASX Listing Rules for defined terms

Appendix 4C
Quarterly cash flow report for entities subject to Listing Rule 4.7B

5.	Reconciliation of cash and cash equivalents at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts	Current quarter $USD’000	Previous quarter $USD’000
5.1	Bank balances	81,297	44,745
5.2	Call deposits	-	-
5.3	Bank overdrafts	-	-
5.4	Other (provide details)	-	-
5.5	Cash and cash equivalents at end of quarter (should equal item 4.6 above)	81,297	44,745

ASX Listing Rules Appendix 4C (17/07/20)

+ See chapter 19 of the ASX Listing Rules for defined terms

Appendix 4C
Quarterly cash flow report for entities subject to Listing Rule 4.7B

6.	Payments to related parties of the entity and their associates		Current quarter $USD'000
6.1	Aggregate amount of payments to related parties and their associates included in item 1		170
6.2	Aggregate amount of payments to related parties and their associates included in item 2		-

Note: if any amounts are shown in items 6.1 or 6.2, your quarterly activity report must include a description of, and an explanation for, such payments.

Payments to related parties includes director fees, salary and wages, and superannuation.

7.

Financing facilities
Note: the term “facility’ includes all forms of financing arrangements available to the entity.

Add notes as necessary for an understanding of the sources of finance available to the entity.

		Total facility amount at quarter end $USD’000	Amount drawn at quarter end $USD’000
7.1	Loan facilities	38,354	38,330
7.2	Credit standby arrangements	-	-
7.3	Other (please specify) – Convertible debentures	35,000	35,000
7.4	Total financing facilities	73,354	73,330
7.5	Unused financing facilities available at quarter end		24
7.6

Include in the box below a description of each facility above, including the lender, interest rate, maturity date and whether it is secured or unsecured. If any additional financing facilities have been entered into or are proposed to be entered into after quarter end, include a note providing details of those facilities as well.

ASX Listing Rules Appendix 4C (17/07/20)

+ See chapter 19 of the ASX Listing Rules for defined terms

Appendix 4C
Quarterly cash flow report for entities subject to Listing Rule 4.7B

•
On 28 October 2025, the Company entered into a Funding Agreement for an additional drawdown of US$40,000,000, net of a 5% discount, of unsecured convertible debentures issued to Yorkville Advisors Global LP. Interest rate is 5% and the debentures are convertible at the holder’s election (refer to ASX Announcement of 28 October 2025). The debentures were fully drawn at 31 December 2025.
•
Loan facility with BDC for CAD$2,680,000 secured by first mortgage over the group’s freehold land and buildings. The facility is repayable in monthly instalments ending 15 September 2044. Interest rate is variable and is currently 7.05%. As of 31 December 2025, the facility has been fully drawn down.
•
On 28 May 2021, the Group purchased commercial land and buildings in Nova Scotia, Canada for CAD$3,550,000 from which the Cathode business operates. The Group entered into a loan facility to purchase the land and buildings. The total available under the facility is CAD$4,985,000 and it has been drawn down to CAD$4,953,030.67 as of 31 December 2025. Interest rate is variable and is currently 7.05%. The full facility is repayable in monthly instalments, commencing 31 December 2024 and ending 31 January 2048. The land and buildings have been pledged as security for the bank loan.
•
Loan facility with BDC for CAD$2,300,000 secured by first mortgage over the group’s freehold land and buildings. The loan facility was modified to CAD$500,000 on 16 September 2024. The modified facility is repayable in monthly instalments, commencing 31 October 2024 and ending 31 January 2034. Interest rate is variable and is currently 6.05%. As of 31 December 2025, it has been drawn down to CAD$500,000.
•
Contribution agreement with Atlantic Canada Opportunities Agency (ACOA), for CAD$500,000. As of 31 December 2025, it has been fully drawn down. The facility is interest free and repayable in monthly instalments commencing 1 September 2019 and ending 1 May 2027.
•
Contribution agreement with Atlantic Canada Opportunities Agency (ACOA), for CAD$500,000. As of 31 December 2025, it has been fully drawn down. The facility is interest free and repayable in monthly instalments commencing 1 January 2021 and ending 1 December 2026.
•
Contribution agreement with Atlantic Canada Opportunities Agency (ACOA), for CAD$250,000. As of 31 December 2025, it has been fully drawn down. The facility is interest free and repayable in monthly instalments commencing 1 January 2024 and ending 1 December 2026.
•
Contribution agreement with Atlantic Canada Opportunities Agency (ACOA), for CAD$1,886,000. As of 31 December 2025, it has been fully drawn down. The facility is interest free and repayable in monthly instalments commencing 1 January 2025 and ending 1 December 2036.
•
On 28 July 2021, the Group purchased commercial land and buildings in Chattanooga for USD $42.6M to expand the NAM business. The Group entered into a loan facility with PNC Real Estate to purchase the land and buildings. The total available amount under the facility is USD$30,100,000 and it has been fully drawn down as of 31 December 2025.

ASX Listing Rules Appendix 4C (17/07/20)

+ See chapter 19 of the ASX Listing Rules for defined terms

Appendix 4C
Quarterly cash flow report for entities subject to Listing Rule 4.7B

	The facility is repayable in monthly instalments, commencing September 2021 and ending August 2031. The land and buildings have been pledged as security for the loan.
8.	Estimated cash available for future operating activities	$USD’000
8.1	Net cash from / (used in) operating activities (item 1.9)	(9,696)
8.2	Cash and cash equivalents at quarter end (item 4.6)	81,297
8.3	Unused finance facilities available at quarter end (item 7.5)	24
8.4	Total available funding (item 8.2 + item 8.3)	81,321

8.5	Estimated quarters of funding available (item 8.4 divided by item 8.1)	8.4

Note: if the entity has reported positive net operating cash flows in item 1.9, answer item 8.5 as “N/A”. Otherwise, a figure for the estimated quarters of funding available must be included in item 8.5.

8.6	If item 8.5 is less than 2 quarters, please provide answers to the following questions:
	8.6.1 Does the entity expect that it will continue to have the current level of net operating cash flows for the time being and, if not, why not?
	Answer: N/A

8.6.2 Has the entity taken any steps, or does it propose to take any steps, to raise further cash to fund its operations and, if so, what are those steps and how likely does it believe that they will be successful?

	Answer: N/A
	8.6.3 Does the entity expect to be able to continue its operations and to meet its business objectives and, if so, on what basis?
	Answer: N/A
	Note: where item 8.5 is less than 2 quarters, all of questions 8.6.1, 8.6.2 and 8.6.3 above must be answered.

ASX Listing Rules Appendix 4C (17/07/20)

+ See chapter 19 of the ASX Listing Rules for defined terms

Appendix 4C
Quarterly cash flow report for entities subject to Listing Rule 4.7B

Compliance statement

1 This statement has been prepared in accordance with accounting standards and policies which comply with Listing Rule 19.11A.

2 This statement gives a true and fair view of the matters disclosed.

Date: 29 January 2026

Authorised by: By the Chairman of the Board

(Name of body or officer authorising release – see note 4)

ASX Listing Rules Appendix 4C (17/07/20)

+ See chapter 19 of the ASX Listing Rules for defined terms

Appendix 4C
Quarterly cash flow report for entities subject to Listing Rule 4.7B

Notes

1.
This quarterly cash flow report and the accompanying activity report provide a basis for informing the market about the entity’s activities for the past quarter, how they have been financed and the effect this has had on its cash position. An entity that wishes to disclose additional information over and above the minimum required under the Listing Rules is encouraged to do so.
2.
If this quarterly cash flow report has been prepared in accordance with Australian Accounting Standards, the definitions in, and provisions of, AASB 107: Statement of Cash Flows apply to this report. If this quarterly cash flow report has been prepared in accordance with other accounting standards agreed by ASX pursuant to Listing Rule 19.11A, the corresponding equivalent standard applies to this report.
3.
Dividends received may be classified either as cash flows from operating activities or cash flows from investing activities, depending on the accounting policy of the entity.
4.
If this report has been authorised for release to the market by your board of directors, you can insert here: “By the board”. If it has been authorised for release to the market by a committee of your board of directors, you can insert here: “By the [name of board committee – e.g. Audit and Risk Committee]”. If it has been authorised for release to the market by a disclosure committee, you can insert here: “By the Disclosure Committee”.
5.
If this report has been authorised for release to the market by your board of directors and you wish to hold yourself out as complying with recommendation 4.2 of the ASX Corporate Governance Council’s Corporate Governance Principles and Recommendations, the board should have received a declaration from its CEO and CFO that, in their opinion, the financial records of the entity have been properly maintained, that this report complies with the appropriate accounting standards and gives a true and fair view of the cash flows of the entity, and that their opinion has been formed on the basis of a sound system of risk management and internal control which is operating effectively.

ASX Listing Rules Appendix 4C (17/07/20)

+ See chapter 19 of the ASX Listing Rules for defined terms

NOVONIX

ACN 157 690 830

Level 38, 71 Eagle Street
Brisbane, QLD 4000, Australia
novonixgroup.com

1029 West 19th Street
Chattanooga, Tennessee
37408 USA

novonixgroup.com